UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Marathon Petroleum Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $.01

(Title of Class of Securities)

56585A102

(CUSIP Number of Class of Securities)

Molly R. Benson

Vice President, Chief Securities, Governance &

Compliance Officer and Corporate Secretary

Marathon Petroleum Corporation

539 South Main Street

Findlay, Ohio 45840-3229

(419) 422-2121

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

James P. Dougherty

Michael J. Solecki

Benjamin L. Stulberg

Jones Day

North Point

901 Lakeside Avenue

Cleveland, Ohio 44114-1190

(216) 586-3939

Marisa D. Stavenas

John G. O’Connell

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,000,000,000	$436,400

*

The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $4,000,000,000 in value of Common Stock, par value $.01 per share, of Marathon Petroleum Corporation.

**	The amount of the filing fee, calculated in accordance with Rule 0–11 under the Securities Exchange Act of 1934, as amended, equals $109.10 per million dollars of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $436,400	Filing Party: Marathon Petroleum Corporation
Form or Registration No.: Schedule TO	Date Filed: May 17, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 2 (the “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the United States Securities and Exchange Commission (the “SEC”) by Marathon Petroleum Corporation, a Delaware corporation (the “Company”), on May 17, 2021, as amended and supplemented on June 15, 2021 (as amended, the “Schedule TO”), in connection with the Company’s offer to purchase for cash up to an aggregate purchase price of $4,000,000,000 of its Common Stock, par value $.01 per share (the “Shares”), at a per Share price not greater than $63.00 and not less than $56.00, to the tendering shareholder in cash, less any applicable withholding taxes and without interest.

Only those items amended or supplemented are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 2 together with the Schedule TO, the Offer to Purchase dated May 17, 2021 and the related Letter of Transmittal.

ITEM 11.	Additional Information.

Item 11 is hereby amended and supplemented as follows:

On June 17, 2021, the Company issued a press release announcing the final results of the tender offer, which expired at midnight, New York City time, at the end of the day on June 14, 2021. A copy of such press release is filed as Exhibit (a)(5)(F) to this Schedule TO and is incorporated herein by reference.

ITEM 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibit:

Exhibit Number	Description
(a)(5)(F)	Press Release issued by the Company on June 17, 2021.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MARATHON PETROLEUM CORPORATION

By:	/s/ Molly R. Benson
Name:	Molly R. Benson
Title:	Vice President, Chief Securities, Governance & Compliance Officer and Corporate Secretary

Date: June 17, 2021

EXHIBIT LIST

Exhibit Number	Description

(a)(1)(A)*	Offer to Purchase, dated May 17, 2021.

(a)(1)(B)*	Letter of Transmittal (including IRS Form W-9).

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Letter to Marathon Petroleum Thrift Plan Participants.

(a)(5)(A)*	Summary Advertisement, dated May 17, 2021.

(a)(5)(B)*	Press Release issued by the Company on May 14, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on May 14, 2021).

(a)(5)(C)*	Press Release issued by the Company on May 14, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s Tender Offer Statement on Schedule TO-C filed on May 17, 2021).

(a)(5)(D)*	Press Release issued by the Company on May 17, 2021.

(a)(5)(E)*	Press Release issued by the Company on June 15, 2021.

(a)(5)(F)**	Press Release issued by the Company on June 17, 2021.

(d)(1)*	Marathon Petroleum Corporation Second Amended and Restated 2011 Incentive Compensation Plan (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-3 filed on December 7, 2011).

(d)(2)*	Marathon Petroleum Corporation Deferred Compensation Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K filed on February 28, 2013).

(d)(3)*	Marathon Petroleum Amended and Restated Excess Benefit Plan (incorporated by reference to Exhibit 10.14 to the Company’s Annual Report on Form 10-K filed on February 24, 2017).

(d)(4)*	Marathon Petroleum Amended and Restated Deferred Compensation Plan (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K filed on February 29, 2012).

(d)(5)*	Form of Marathon Petroleum Corporation Amended and Restated 2011 Incentive Compensation Plan Nonqualified Stock Option Award Agreement - Section 16 Officer (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on July 7, 2011).

(d)(6)*	Form of Marathon Petroleum Corporation 2011 Incentive Compensation Plan Supplemental Nonqualified Stock Option Award Agreement - Section 16 Officer (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on December 7, 2011).

(d)(7)*	Form of Marathon Petroleum Corporation 2011 Incentive Compensation Plan Supplemental Restricted Stock Unit Award Agreement - Non-Employee Director (incorporated by reference to Exhibit 10.22 to the Company’s Annual Report on Form 10-K filed on February 29, 2012).

(d)(8)*	Marathon Petroleum Corporation Amended and Restated Executive Change in Control Severance Benefits Plan (incorporated by reference to Exhibit 10.21 to the Company’s Annual Report on Form 10-K filed on February 28, 2018).

(d)(9)*	Form of Marathon Petroleum Corporation Restricted Stock Award Agreement – Officer (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed on May 9, 2012).

(d)(10)*	Form of Marathon Petroleum Corporation Nonqualified Stock Option Award Agreement – Officer (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed on May 9, 2012).

(d)(11)*	MPC Non-Employee Director Phantom Unit Award Policy (incorporated by reference to Exhibit 10.32 to the Company’s Annual Report on Form 10-K filed on February 28, 2013).

(d)(12)*	Form of Marathon Petroleum Corporation Restricted Stock Award Agreement – Officer (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on May 9, 2013).

(d)(13)*	Form of Marathon Petroleum Corporation Nonqualified Stock Option Award Agreement – Officer (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on May 9, 2013).

(d)(14)*	First Amendment to the Marathon Petroleum Corporation Amended and Restated 2011 Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on August 3, 2015).

(d)(15)*	Form of Marathon Petroleum Corporation Restricted Stock Award Agreement – Officer (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on May 2, 2016).

(d)(16)*	Form of Marathon Petroleum Corporation Nonqualified Stock Option Award Agreement – Officer (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on May 2, 2016).

(d)(17)*	Form of Marathon Petroleum Corporation Restricted Stock Award Agreement – Officer (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed on April 30, 2018).

(d)(18)*	Andeavor 2011 Long-Term Incentive Plan (as amended and restated) (incorporated by reference to Exhibit 10.68 to Andeavor LLC’s Annual Report on Form 10-K filed on February 21, 2018).

(d)(19)*	Form of Executive Officer Synergy Incentive Award Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 30, 2019).

(d)(20)*	Form of Chief Executive Officer Synergy Incentive Award Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on January 30, 2019).

(d)(21)*	Andeavor 2018 Performance Share Award Grant Letter (incorporated by reference to Exhibit 10.1 to Andeavor LLC’s Current Report on Form 8-K filed on February 20, 2018).

(d)(22)*	Andeavor Performance Share Awards Granted in 2018 Summary of Key Provisions (incorporated by reference to Exhibit 10.2 to Andeavor LLC’s Current Report on Form 8-K filed on February 20, 2018).

(d)(23)*	Andeavor 2018 Market Stock Unit Award Grant Letter (incorporated by reference to Exhibit 10.3 to Andeavor LLC’s Current Report on Form 8-K filed on February 20, 2018).

(d)(24)*	Andeavor Market Stock Unit Awards Granted in 2018 Summary of Key Provisions (incorporated by reference to Exhibit 10.4 to Andeavor LLC’s Current Report on Form 8-K filed on February 20, 2018).

(d)(25)*	Marathon Petroleum Corporation Deferred Compensation Plan for Non-Employee Directors, as amended and restated January 1, 2019 (incorporated by reference to Exhibit 10.75 to the Company’s Annual Report on Form 10-K filed on February 28, 2019).

(d)(26)*	Conversion Notice for Andeavor Awards (incorporated by reference to Exhibit 10.76 to the Company’s Annual Report on Form 10-K filed on February 28, 2019).

(d)(27)*	Amended and Restated Marathon Petroleum Corporation 2012 Incentive Compensation Plan (incorporated by reference to Exhibit 10.87 to the Company’s Annual Report on Form 10-K filed on February 28, 2019).

(d)(28)*	First Amendment to the Amended and Restated Marathon Petroleum Corporation 2012 Incentive Compensation Plan (incorporated by reference to Exhibit 10.84 to the Company’s Annual Report on Form 10-K filed on February 28, 2020).

(d)(29)*	Cooperation Agreement, dated as of December 15, 2019, by and among Marathon Petroleum Corporation, MPLX LP, Elliott Associates, L.P., Elliott International, L.P. and Elliott International Capital Advisors Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 16, 2019).

(d)(30)*	Restricted Stock Award Agreement – Officer (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on May 9, 2019).

(d)(31)*	Nonqualified Stock Option Award Agreement - Officer (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on May 9, 2019).

(d)(32)*	Performance Unit Award Agreement 2019 - 2021 Performance Cycle (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on May 9, 2019).

(d)(33)*	Form of 2020 Officer RSU Award Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on May 7, 2020).

(d)(34)*	Form of 2020 Officer Stock Option Award Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on May 7, 2020).

(d)(35)*	Form of 2020 Officer Performance Unit Award Agreement 2020 - 2022 Performance Cycle (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed on May 7, 2020).

(d)(36)*	Chief Executive Officer RSU Award Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on November 6, 2020).

(d)(37)*	Form of 2021 MPC Officer RSU Award Agreement (incorporated by reference to Exhibit 10.69 to the Company’s Annual Report on Form 10-K filed on February 26, 2021).

(d)(38)*	Form of 2021 MPC Performance Share Unit Award Agreement 2021 - 2023 Performance Cycle (incorporated by reference to Exhibit 10.70 to the Company’s Annual Report on Form 10-K filed on February 26, 2021).

(d)(39)*	Marathon Petroleum Executive Deferred Compensation Plan, effective January 1, 2021 (incorporated by reference to Exhibit 10.73 to the Company’s Annual Report on Form 10-K filed on February 26, 2021).

(d)(40)*	Marathon Petroleum Executive Deferred Compensation Plan Adoption Agreement, effective January 1, 2021 (incorporated by reference to Exhibit 10.74 to the Company’s Annual Report on Form 10-K filed on February 26, 2021).

(d)(41)*	Form of 2021 MPC Restricted Stock Unit Award - Broad-Based Employees (incorporated by reference to Exhibit 10.75 to the Company’s Annual Report on Form 10-K filed on February 26, 2021).

(d)(42)*	Form of 2021 MPC Performance Share Unit Award Agreement - 2021-2023 Performance Cycle - Broad-Based Employees (incorporated by reference to Exhibit 10.76 to the Company’s Annual Report on Form 10-K filed on February 26, 2021).

(d)(43)*	Marathon Petroleum Corporation 2021 Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 4, 2021).

*	Previously filed.

**	Filed herewith.